Exhibit 4.5

[An unofficial English translation of the original document in German]

Basler Kantonalbank fair banking
Copy of letter – return to BKB
Commercial customers

POB
CH-4002 Basel

Phone +41(0)612663333
Fax +41 (0)61
BKB-EasyTrading +41 (0)61 266 31 31
BKB-Lady-Consult +41 (0)61 266 30 00
BKB-Seniorenberatung +41 (0)61 266 33 66
welcome@bkb.ch
www.bkb.ch
Postkonto 40 - 61 - 4
MWST-Nr_ 116 650
Optibase RE 1 S.à.r.l. 54, avenue de la Liberté L-1930 Luxembourg

Date: 28th October / SDM
Contact person: Sigrid Müller
Direct dial: +41 (0)61 266 22 32
E-Mail sigrid.mueller@bkb.ch

Credit Agreement General Limits

Dear Mr. Gross, dear Mr. Wyler,

Following the discussion of 23rd September 2009 between you and Mrs. Sigrid Müller, we are pleased to confirm to you the financing of the office and commercial building on Riedmattstrasse 9 in 8153 Rümlang as follows:

Borrower	Optibase RE 1 S.à.r.l. 54, avenue de la Liberté L-1930 Luxembourg hereafter referred to as Borrower
Creditor	Basler Kantonalbank Spiegelgasse 2 4051 Basel hereafter referred to as BKB General limits (covered by mortgage)
Amount	CHF 18,800,000.00 (eighteen million eight hundred Swiss Francs)
Credit purpose	Financing of the property at Riedmattstrasse 9 in 8153 Rümlang
Use
The line of credit is available to the borrower any time alternatively -  within the framework of the available limit components within the total limit of CHF 18.8 million.- for the following use variations:
● in the form of fixed advances in installments of at least CHF 0.5 million, usable within a time period of 1 to maximum 60 months and/or
● in the form of a variable mortgage

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 2 of 8                                           October 28, 2009

Conditions	Fixed advance payments
Interest rate
The determination of the interest rate depends on the current situation on the money and capital markets (Reference rate: Libor/Swap), plus a margin of 0.80 % p.a. for all time periods.

The BKB reserves the right to adjust the margin anytime to the changed situation, should the credit standing of the borrower or the quality of the property deteriorate considerably.

Fresh receipts or extensions are dealt with on telephone under consideration of the two-day value position which is usual in money market business. The rates established in that way are net and fixed for the whole time duration. The borrower shall receive a relevant confirmation of the concluded money market business in a separate letter.

Calculation of interest	International Interest rate (exact days/360)
Interest dates
For a duration of up to 3 months the charging of interest takes place upon expiry of the period, for periods exceeding that it takes place quarterly.

If the due date for interest or capital happens to fall on a bank holiday, then the next bank working day shall serve as the pay day, unless this happens to fall in the next calendar month, in which case the previous bank working day shall be the pay day. Interests are calculated up to the actual pay date.

Re-imbursements	Not possible within the agreed time duration. As long as nothing else has been agreed on, fixed installments are due for re-imbursement upon expiry of the period. ● Variable mortgage
Interest rate	at the moment: 3.00 % p.a. net
Calculation of interest	German Interest rate (360/360 days)
Change in interest due dates	Possible any time with adherence to a three months notice
Interest due dates
Quarterly, on 31st March, 30th June, 30th September and 31st December respectively.

The BKB reserves the right to set the interest due dates differently any time at its discretion or to determine their number afresh.

Re-imbursements	Directly possible within the agreed duration with adherence to a three months notice.

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 3 of 8                                           October 28, 2009

Amortization
CHF 94,000.00 per quarter / the first time on 31st March 2010 Should one of the three main tenants (Polymed Medical Center, DHL Logistics (Switzerland) AG, Arrow CE International) drop out or cancel his existing tenancy relationship and the rooms cannot be rented out within a time limit of 6 months after cancellation in respect of an advert under similar conditions, the BKB reserves the right to possible adjustment of the amortizations.
Within the scope of the respective amortizations the available limit reduces.

Guarantee
- 12,500,000.00 registered bond in the 1st rank
- 600,000.00 bearer bond in the 2nd rank
- 500,000.00 bearer bond in the 2nd rank
- 22,200,000.00 registered bond in the 3rd rank

all signed in the land register Rümlang, Sheet No. 1688, land register No. 4778, Plan 40 holding 5.090 m2 with office and commercial buildings on Riedmattstrasse 9 in 8153 Rümlang.

Bond debtors and owners: Optibase RE 1 S.à.r.l.

BKB assumes this title using transfer of ownership as security on a debt on property.

- Pledging of account credit
All credit on the relevant rent account, in the names of the borrower, are pledged to BKB in accordance with the enclosed form „General Pledges”.

- Transfer of all existing and future rent demands with all rent guarantees from the aforementioned property.
In this connection, the borrower commits himself to open/ maintain a rent account at the BKB, through which all rent of the categorized property is taken. BKB has to be informed at least annually without request, the first time on 31-12-2009, about the current rent level of the property. The transfer of the rent demands can be communicated to the tenants in writing through notification letters.

- Transfer of the company capital of Optibase RE 1 S.à.r.l.

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 4 of 8                                           October 28, 2009

The disbursement of the credit amount can take place as soon as

Disbursement	a)
all documents necessary for the identification of the borrower without problems in accordance with the VSB-agreement (in conjunction with  the banks’ obligation to care) are in the hands of BKB in proper arrangement;

	b)	either the bonds listed under the item „Securities“ and recorded in the land register or the relevant interim receipts are in the hands of BKB;
c)
all agreements (purchase agreement, all tenancy agreements, credit agreement, transfer of ownership as security on a debt, pledge agreements etc.) legally signed, are in the hands of BKB properly arranged, and

	d)	personal funds (difference between purchase price and grant plus hand change and other costs) have been realized in the process.
e)
the pledging of company capital listed under item „Securities“ can take place due to reasons of time and in exceptional cases also after the disbursement of funds, however latest by 31st December 2009.

Cancellation
The present general limit can be cancelled any time and by mutual agreement with 3 months notice.
The fixed agreed duration of the contract with fixed installments doesn't allow any early cancellation. If the total amount is used in the form of fixed installments by the time of the cancellation, then the cancellation becomes effective only on the due date respectively.

The BKB has the right with regard to this, to declare any time the whole line of credit and the relevant uses, including accrued interest and costs up to the day of the payment, due and payable immediately in the following cases:

-       if the borrower is in delay with the payment of a due capital or interest amount by more than 30 days;

-       if the borrower is no longer able to fulfill some of his probably existing legally binding obligations towards third parties, and this state of affairs cannot be resolved within 30 days;

-       if any prosecution measures are instituted against the borrower (distraint, use of pledged articles, bankruptcy, notice to the judge of over indebtedness, and the like) or if the borrower personally seeks deferment of discounts; in case of considerable change, in the view of BKB, in the participation conditions, dissolution, merger (in which the borrower is not the company continuing to exist), shifting of location, change of legal form or reorganization (in which the substance deteriorates considerably, in the view of BKB), unless such reorganization guarantees enough security, in the view of the BKB;

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 5 of 8                                           October 28, 2009

-   if the borrower violates fundamental regulations of this agreement;

-   if there are other important reasons which BKB does not have to justify by itself, especially if the financial and/or profit situation of the borrower has deteriorated substantially or considerable financial danger has set in, according to the rational judgment of BKB.

-   if the BKB willingly sells, sub-divides or reduces in value the property that was serving as security;

-   if any due rent amounts from the renting out of the property serving as security to the BKB are confiscated in favor of a third party;

The aforementioned cancellation regulations take precedence over the cancellation regulations of the BKB in accordance with article 13 of the General Terms and Conditions and the cancellation regulations in accordance with the General Mortgage Regulations.

In case of contract termination by the BKB a pre-due date compensation at expense of the borrower becomes due.

In case of contract termination by the BKB in accordance with the General Terms and Conditions or the General Mortgage Regulations of the BKB a pre-due date compensation at expense of the borrower becomes due.

In case of contract termination by the BKB in accordance with the General Terms and Conditions of the BKB or the Contract Terms and Conditions a pre-due date compensation at expense of the borrower becomes due.

Compensation for prematurely due payment
The compensation for prematurely due payment is calculated in percentages of the debt capital for the whole duration period. The standard percentage rate per year corresponds to the difference between the interest rate agreed upon by contract minus the rate applicable on the money and capital markets for the remaining duration at the time of repayment (reference rate: Euro market money rate). If this reference rate is higher than the agreed rate …..then this is a case of compensation for prematurely due payment.

Hand change or forced utilization
If hand change or forced utilization sets in for properties which serve as security to BKB, then all demand in connection with this general agreement by due agreement become due on the day of transfer of ownership or on the official day of repayment.

Encumbrance	The due interest as well as amortizations are paid directly into the new rent account to be opened in the names of the borrower with the BKB.

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 6 of 8                                           October 28, 2009

Expenses
The compensation of BKB is measured according to the respective applicable tariff for the services listed there which are subject to expenses.  The borrower is given a copy of it. The BKB reserves the right to make changes any time. Changes are made known to the borrower through circulation channels or other suitable means (e.g. through notice and circulation of relevant leaflets in the business hall of BKB), and are regarded as approved if there is no contradiction within one month.

The BKB can likewise charge separately for expenses (including delivery expenses) as well as extraordinary efforts of other nature than that mentioned in the tariff.

Other conditions
During the complete duration of the credit relationship, the borrower obliges himself to inform the BKB about essential changes immediately, namely if circumstances which can form reason for a cancellation according to the termination clause emerge or happen.

The borrower confirms that he shall submit his financial statement consisting of the income statement, the balance sheets and the appendix as well as the report of the auditing authority to the BKB within a useful period after conclusion of the financial year, without being asked.

The borrower obliges himself to maintain the building, for which the credit was granted, in good condition and to accomplish all necessary renovation and maintenance work professionally. To this end the borrower grants BKB access to the building any time after prior announcement and in keeping with the rental legal regulations.

Moreover, the borrower obliges himself during the validity of this general credit agreement, neither to further encumber the property serving the BKB as a security or to set up new mortgages on it, nor to lend out empty titles again or in the case of existing lending, to lend out mortgage titles becoming free through amortizations without consent of the BKB.

If the property serving the BKB as security is threatened by the danger of value depreciation, no matter for what reasons, then the BKB is also authorized but not obliged to undertake legal negotiations with the authorities, courts of law, etc, just like the owner himself.

According to article 818 ZGB the basic mortgage also offers security for processing expenses.

With the signature under this contract, the borrower authorizes the BKB to settle possible bills for the land register charges directly by debiting the mentioned rent account to be newly opened.

The BKB is the only credit granting bank and all of the sales of the borrower from the Swiss property on Riedmattstrasse 9 in 8153 Rümlang in respect of rental incomes are processed through the BKB.

The BKB is authorized to make the whole outstanding credit, including interest accrued up to the day of payment, due for immediate repayment any time, if a substantial change in the control relationships (shareholders, shares) emerge with the borrower.

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 7 of 8                                           October 28, 2009

Documents
The following documents form an integrated part of these credit agreement and with his legal signature under this agreement the borrower expressly confirms knowledge of the contents of the agreement:
- General terms and conditions
- General mortgage conditions
- Expenses leaflet
- Agreement (Transfer of ownership as security on a debt)
- Cession of rent
- General pledges

Place of jurisdiction	Swiss law applies. Place of jurisdiction is Basel city. Meanwhile, BKB also has the right to prosecute the borrower in every other responsible court.
A s a sign of your agreement with the contents of this credit agreement, would you please send the documents listed hereunder back to us dated and legally signed as soon as possible:
- Copy of the letter - General mortgage conditions - Agreement (Transfer of ownership as security on a debt) - Cession of rent - General pledges
We thank you very much for the confidence shown in us and look forward to further good and pleasant cooperation.

With best regards /s/ Basler Kantonalbank /s/ Sigrid Müller Stefan Käsermann Sigrid Müller Member of Board of Directors Cadre member

-           Copy of the letter
-           General mortgage conditions
-           General terms and conditions
-           Expenses leaflet
-           Agreement (Transfer of ownership as security on a debt)
-           General pledges
-           Cession of rent
-           Reply envelope

Basler Kantonalbank fair banking

Optibase RE 1 S.à.r.l.                                                                Page 8 of 8                                           October 28, 2009

In complete agreement with the contents of this contract:

Niederglatt, October 29. 2009 (Place and date)	Optibase RE 1 S.à.r.l. /s/ Thomas Ziegler (Signatures) (Thomas Ziegler)

Signature
30.10.09
/s/ Sigrid Müller
Sigrid Müller